Exhibit 99.1

Sun Life Financial Announces Executive Changes

Kevin Dougherty to spearhead new Innovation & Partnership role, and Jacques Goulet to join the company as President, Sun Life Financial Canada

TORONTO, Dec. 14, 2017 /CNW/ - Dean Connor, President and Chief Executive Officer of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), today announced two leadership changes in Canada that support the acceleration of the company's Client 2020 strategy. The following appointments are effective January 15, 2018:

Kevin Dougherty, currently President, Sun Life Financial Canada, will become Executive Vice-President, Innovation and Partnerships. In this newly created role, Kevin will focus exclusively on accelerating growth through innovation and critical organizational capabilities. He will be responsible for:

•	Digital Health Solutions – a new business launched in late 2016 to help Canadians access the latest in digital capabilities and innovations to take care of their health and well-being.
•	Insurance Research Lab – which seeks new approaches to insurance underwriting and related innovations by identifying potential external partners with new technologies and working closely with Sun Life businesses around the globe to test, learn and commercialize them.
•	External Innovation Partnerships - through Sun Life's existing relationships including Plug and Play, MaRS Discovery District, and the Vector Institute, as well as developing new partnerships.
•	Accelerating data analytics capabilities and use of Artificial Intelligence in Sun Life's operations and business models. This includes developing, coordination and sharing best practices and use cases across the company.
•	Reinsurance business - management and coordinating Sun Life's use of reinsurance globally, and the engagement of our reinsurance partners in product and underwriting innovation.

"Kevin has consistently demonstrated a unique ability to create new business models where none existed, and to rally Sun Life leaders to collaborate across boundaries, as one unified team," said Dean Connor, President and CEO, Sun Life Financial. "Putting a leader of Kevin's calibre against our innovation and partnership agenda speaks to our commitment to creating meaningful differentiation in the marketplace, and for Clients," Connor added.

Jacques Goulet will be appointed President, Sun Life Financial Canada. Jacques is joining Sun Life Financial from Mercer, where he is President, Health and Wealth, with responsibility for the firm's global retirement, health, investment consulting, and investment management businesses. These businesses generate over US$3.6 billion of revenue, serving clients in over 100 countries around the globe.

As President, Sun Life Financial Canada, Jacques will be responsible for the company's group benefits, group retirement services, individual wealth, insurance and investment management businesses in Canada.

"Jacques is known as a transformational leader with global experience. His track record for developing strong teams, driving business growth, and raising the bar on Client outcomes will serve our Canadian businesses well as we strive to extend our leadership position," said Connor.

Jacques hails from Shawinigan, Quebec, and following graduation from Concordia University in 1987 he started his career at Mercer in Toronto. He qualified as a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries, and after 10 years of consulting and leadership roles in Canada, he became CEO of Mercer France. Subsequently, he oversaw Mercer's European retirement business. In 2011, he moved to New York to assume a growing set of North American and global responsibilities. Jacques and his family will relocate back to Canada.

Kevin and Jacques will report to Dean Connor and be members of the Executive Team, which also includes:

•	Claude Accum, President, Sun Life Financial Asia
•	Dan Fishbein, President, Sun Life Financial U.S.
•	Steve Peacher, President, Sun Life Investment Management
•	Carrie Blair, Executive Vice-President, Chief Human Resources & Communications Officer
•	Linda Dougherty, Executive Vice-President, Corporate Strategy and Global Marketing
•	Colm Freyne, Executive Vice-President & Chief Risk Officer
•	Melissa Kennedy, Executive Vice-President, Chief Legal Officer & Public Affairs
•	Mark Saunders, Executive Vice-President & Chief Information Officer
•	Kevin Strain, Executive Vice-President & Chief Financial Officer

Current biographies and photographs of Sun Life's Executive Team are available here: www.sunlife.com/leadershipteam

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2017, Sun Life Financial had total assets under management of $934 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Simon Townsend
Vice-President
Corporate Communications
T. 416-204-3810
simon.townsend@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/14/c7343.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 14-DEC-17